Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1,4

	Three months ended,				Twelve months ended,
(in thousands EUR, except per share data)	Dec 31, 2007		Dec 31, 2008		Dec 31, 2007		Dec 31, 2008

Net system sales	834,857		380,466		3,351,281		2,516,762
Net service and field option sales	120,063		113,354		416,904		436,916

Total net sales	954,920		493,820		3,768,185		2,953,678

Cost of sales	565,306		454,830		2,218,526		1,938,164

Gross profit on sales	389,614		38,990		1,549,659		1,015,514

Research and development costs, net of credits	129,313		127,471		486,141		516,128
Amortization of in process R&D	—		—		23,148		—
Selling, general and administrative costs	56,897		46,712		225,668		212,341

Income (loss) from operations	203,404		(135,193)		814,702		287,045

Interest income	5,494		4,965		33,451		22,599

Income (loss) from operations before income taxes	208,898		(130,228)		848,153		309,644

(Provision for) benefit from income taxes	(16,356)		42,204		(177,152)		12,726

Net income (loss)	192,542		(88,024)		671,001		322,370

Basic net income (loss) per ordinary share	0.44		(0.20)		1.45		0.75
Diluted net income (loss) per ordinary share	0.43	[3]	(0.20	) [3]	1.41	[2,3]	0.74	[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	439,317		431,989		462,406		431,620
Diluted	444,569	[3]	431,989	[3]	485,643	[2,3]	434,205	[3]
ASML — Ratios and Other Data 1,4

	Three months ended,		Twelve months ended,
	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008

Gross profit as a % of net sales	40.8	7.9	41.1	34.4
Income (loss) from operations as a % of net sales	21.3	(27.4)	21.6	9.7
Net income (loss) as a % of net sales	20.2	(17.8)	17.8	10.9
Shareholders’ equity as a % of total assets	46.4	50.5	46.4	50.5
Income taxes as a % of income before income taxes	(7.8)	(32.4)	(20.9)	4.1
Sales of systems total (in units)	55	25	260	151
ASP of systems sales (EUR million)	15.2	15.2	12.9	16.7
Value of backlog systems total (EUR million)	1,697	755	1,697	755
Backlog systems total (in units)	89	41	89	41
ASP of backlog systems (EUR million)	19.1	18.4	19.1	18.4
Value of booked systems total (EUR million)	803	127	2,970	1,569
Net bookings total (in units)	54	13	186	103
ASP of booked systems (EUR million)	14.9	9.8	16.0	15.2
Number of payroll employees	6,582	6,930	6,582	6,930
Number of temporary employees	1,725	1,329	1,725	1,329

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,4

(in thousands EUR)	Dec 31, 2007	Dec 31, 2008

ASSETS

Cash and cash equivalents	1,271,636	1,109,184
Accounts receivable, net	637,975	469,498
Current tax assets	—	87,560
Inventories, net	1,102,210	999,150
Deferred tax assets, short-term	78,395	71,780
Other current assets	234,529	236,077

Total current assets	3,324,745	2,973,249

Deferred tax assets	141,032	148,133
Other assets	59,991	119,227
Goodwill	128,271	131,453
Other intangible assets, net	38,195	26,692
Property, plant and equipment, net	380,894	540,640

Total assets	4,073,128	3,939,394

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	1,326,757	1,051,402
Long-term debt	602,016	647,091
Deferred tax liabilities	245,415	209,699
Provisions, long-term	—	15,495
Other liabilities	7,936	26,938

Total liabilities	2,182,124	1,950,625

Shareholders’ equity	1,891,004	1,988,769

Total liabilities and shareholders’ equity	4,073,128	3,939,394

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,4

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	192,542	(88,024)	671,001	322,370

Depreciation and amortization	28,965	36,282	126,344	120,384
Impairment charges	874	20,546	9,022	22,742
Loss on disposals of property, plant and equipment	1,638	1,603	14,210	5,430
Share-based payments	6,164	3,173	16,506	13,535
Allowance for doubtful debts	(1,889)	153	(178)	(160)
Allowance for obsolete inventory	28,980	85,777	79,592	139,628
Deferred income taxes	46,186	(2,708)	106,403	(34,155)
Income taxes payable	(38,485)	(91,441)	(74,428)	(158,277)
Change in assets and liabilities	(185,056)	(102,797)	(247,461)	(150,751)

Net cash provided by (used in) operating activities	79,919	(137,436)	701,011	280,746

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(53,964)	(71,060)	(179,152)	(259,770)
Proceeds from sale of property, plant and equipment	1,656	—	5,011	—
Purchases of intangible assets	—	—	—	(35)
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)	—

Net cash used in investing activities	(52,308)	(71,060)	(362,152)	(259,805)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital repayment	(1,011,857)	—	(1,011,857)	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(203,602)	—	(359,856)	(87,605)
Dividend paid	—	—	—	(107,841)
Net proceeds from issuance of shares and stock options	22,801	6,509	63,307	11,475
Net proceeds from issuance of bonds	(35)	—	593,755	—
Excess tax benefits (deficiencies) from stock options	1,944	(1,883)	9,006	2,144
Redemption and/or repayment of debt	(7,843)	(1,131)	(9,718)	(2,411)

Net cash provided by (used in) financing activities	(1,198,592)	3,495	(715,363)	(184,238)

Net cash flows	(1,170,981)	(205,001)	(376,504)	(163,297)

Effect of changes in exchange rates on cash	(2,610)	1,192	(7,717)	845

Net decrease in cash & cash equivalents	(1,173,591)	(203,809)	(384,221)	(162,452)

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1,4

	Three months ended,
	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in millions EUR, except per share data)	2007	2008	2008	2008	2008

Net system sales	834.8	820.0	725.6	590.7	380.5
Net service and field option sales	120.1	99.2	118.6	105.8	113.3

Total net sales	954.9	919.2	844.2	696.5	493.8

Cost of sales	565.3	545.6	506.7	431.1	454.8

Gross profit on sales	389.6	373.6	337.5	265.4	39.0

Research and development costs, net of credits	129.3	128.3	130.2	130.2	127.5
Selling, general and administrative costs	56.9	57.3	56.4	51.9	46.7

Income (loss) from operations	203.4	188.0	150.9	83.3	(135.2)

Interest income	5.5	4.2	6.4	7.1	5.0

Income (loss) from operations before income taxes	208.9	192.2	157.3	90.4	(130.2)

(Provision for) benefit from income taxes	(16.4)	(47.1)	34.7	(17.1)	42.2

Net income (loss)	192.5	145.1	192.0	73.3	(88.0)

Basic net income (loss) per ordinary share	0.44	0.34	0.45	0.17	(0.20)
Diluted net income (loss) per ordinary share[3]	0.43	0.33	0.44	0.17	(0.20)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	439,317	431,600	431,221	431,672	431,989
Diluted[3]	444,569	434,959	434,585	434,491	431,989
ASML — Quarterly Summary Ratios and other data 1,4

	Three months ended,
	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
	2007	2008	2008	2008	2008

Gross profit as a % of net sales	40.8	40.6	40.0	38.1	7.9
Income (loss) from operations as a % of net sales	21.3	20.5	17.9	12.0	(27.4)
Net income (loss) as a % of net sales	20.2	15.8	22.7	10.5	(17.8)
Shareholders’ equity as a % of total assets	46.4	44.5	49.7	50.3	50.5
Income taxes as a % of income before income taxes	(7.8)	(24.5)	22.1	(18.9)	(32.4)
Sales of systems total (in units)	55	50	39	37	25
ASP of system sales (EUR million)	15.2	16.4	18.6	16.0	15.2
Value of backlog systems total (EUR million)	1,697	1,167	1,106	1,028	755
Backlog systems total (in units)	89	65	59	53	41
ASP of backlog systems (EUR million)	19.1	18.0	18.8	19.4	18.4
Value of booked systems total (EUR million)	803	312	632	498	127
Net bookings total (in units)	54	26	33	31	13
ASP of booked systems (EUR million)	14.9	12.0	19.2	16.1	9.8
Number of payroll employees	6,582	6,765	6,821	6,907	6,930
Number of temporary employees	1,725	1,686	1,649	1,610	1,329

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,4

	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in millions EUR)	2007	2008	2008	2008	2008

ASSETS
Cash and cash equivalents	1,271.6	1,397.1	1,360.9	1,313.0	1,109.2
Accounts receivable, net	638.0	741.5	516.9	543.5	469.5
Current tax assets	—	—	—	—	87.6
Inventories, net	1,102.2	1,152.0	1,130.2	1,134.0	999.1
Deferred tax assets, short-term	78.4	71.1	69.8	82.8	71.8
Other current assets	234.5	267.6	262.2	261.4	236.1

Total current assets	3,324.7	3,629.3	3,340.0	3,334.7	2,973.3

Deferred tax assets	141.0	135.8	157.7	139.4	148.1
Other assets	60.0	85.7	39.3	81.3	119.2
Goodwill	128.3	119.7	119.8	129.2	131.5
Other intangible assets, net	38.2	32.5	30.1	28.8	26.7
Property, plant and equipment, net	380.9	401.4	458.1	503.1	540.6

Total assets	4,073.1	4,404.4	4,145.0	4,216.5	3,939.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,326.8	1,562.3	1,247.3	1,273.0	1,051.4
Long-term debt	602.0	615.3	591.6	596.7	647.1
Deferred tax liabilities	245.4	261.5	227.0	215.2	209.7
Provisions, long-term	—	—	—	—	15.5
Other liabilities	7.9	7.1	18.5	8.8	26.9

Total liabilities	2,182.1	2,446.2	2,084.4	2,093.7	1,950.6

Shareholders’ equity	1,891.0	1,958.2	2,060.6	2,122.8	1,988.8

Total liabilities and shareholders’ equity	4,073.1	4,404.4	4,145.0	4,216.5	3,939.4

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,4

	Three months ended,
	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in millions EUR)	2007	2008	2008	2008	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	192.5	145.1	192.0	73.3	(88.0)

Depreciation and amortization	29.0	29.0	26.5	28.6	36.3
Impairment charges	0.9	1.5	0.1	0.6	20.5
Loss on disposals of property, plant and equipment	1.6	1.1	1.3	1.4	1.6
Share-based payments	6.2	3.6	3.1	3.7	3.2
Allowance for doubtful debts	(1.9)	0.5	(0.6)	(0.2)	0.2
Allowance for obsolete inventory	29.0	20.8	11.8	21.3	85.8
Deferred income taxes	46.2	20.6	(54.5)	2.4	(2.7)
Income taxes payable	(38.5)	1.2	(59.7)	(8.4)	(91.5)
Change in assets and liabilities	(185.1)	43.9	10.0	(101.8)	(102.8)

Net cash provided by (used in) operating activities	79.9	267.3	130.0	20.9	(137.4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(54.0)	(55.0)	(65.5)	(68.3)	(71.1)
Proceeds from sale of property, plant and equipment	1.7	—	—	—	—

Net cash used in investing activities	(52.3)	(55.0)	(65.5)	(68.3)	(71.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital repayment	(1,011.9)	—	—	—	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(203.6)	(87.6)	—	—	—
Dividend paid	—	—	(107.4)	(0.4)	—
Net proceeds from issuance of shares and stock options	22.8	3.0	0.5	1.4	6.5
Excess tax benefits (deficiencies) from stock options	1.9	—	6.0	(1.9)	(1.9)
Redemption and/or repayment of debt	(7.8)	—	—	(1.3)	(1.1)

Net cash provided by (used in) financing activities	(1,198.6)	(84.6)	(100.9)	(2.2)	3.5

Net cash flows	(1,171.0)	127.7	(36.4)	(49.6)	(205.0)

Effect of changes in exchange rates on cash	(2.6)	(2.2)	0.2	1.7	1.2

Net increase (decrease) in cash & cash equivalents	(1,173.6)	125.5	(36.2)	(47.9)	(203.8)

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1,4
Net income

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008

Net income under U.S. GAAP	192,542	(88,024)	671,001	322,370
Share-based payments (see Note 1)	(875)	447	(582)	(2,562)
Capitalization of development costs (see Note 2)	20,513	7,219	50,089	62,416
Convertible subordinated notes (see Note 3)	—	—	(6,661)	—
Income taxes (see Note 4)	8,852	(2,279)	1,204	(5,360)

Net income under IFRS	221,032	(82,637)	715,051	376,864
Shareholders’ equity

	Dec 31,	Mar 30,	Jun 29,	Sep 28,	Dec 31,
(in thousands EUR)	2007	2008	2008	2008	2008

Shareholders’ equity under U.S. GAAP	1,891,004	1,958,159	2,060,575	2,122,848	1,988,769
Share-based payments (see Note 1)	787	(3,420)	(3,266)	(7,904)	(6,539)
Capitalization of development costs (see Note 2)	138,424	157,900	176,818	193,780	201,717
Income taxes (see Note 4)	8,852	9,186	8,478	5,969	4,794

Shareholders’ equity under IFRS	2,039,067	2,121,825	2,242,605	2,314,693	2,188,741
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.

[2]	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.

[3]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans as such exercises would have a dilutive effect.

[4]	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 the cost accrual method was used. This change in accounting policy was made because the deferred revenue model better reflects the business rationale. In addition the International Financial Reporting Interpretation Committee concludes in interpretation 13 (IFRIC 13 “Customer Loyalty Programmes”) that the deferred revenue model is the appropriate accounting treatment. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.5 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.2 million (decrease) and EUR 0.1 million (increase) respectively.